SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES EUROPEAN WIDE PETITION
TO 'KEEP EUROPE'S SKIES OPEN'

Ryanair, Europe's favourite airline, today (1 July) launched an EU wide online petition to prevent Europe's consumers having their travel plans disrupted or holidays cancelled by tiny groups of Air Traffic Control (ATC) unions going on strike and closing skies over Europe.

Since 2009, French ATC unions have staged 39 days of strike action, causing cancellations for millions of people across Europe. French ATC unions have called another closure (from Thursday 2nd  to Saturday 4th  July) which will again result in thousands of flights being cancelled and hundreds of thousands of consumers having their flights cancelled and/or delayed. The last closure of French air-space on 12th  & 13th  of April this year forced Europe's airlines to cancel over 3,600 flights and disrupted over 500,000 consumers.

Ryanair has repeatedly called on the European Commission and European Parliament to take action to prevent these ATC strikes causing mayhem for Europe's consumers. Ryanair has today launched Keep Europe's Skies Open (www.keepeuropeskiesopen.com), an online petition offering European consumers the opportunity to join its call to protect Europe from repeated blackmail and disruption by ATC unions, by either:

1 - Removing the right to strike from Europe's ATC unions, in the same way that Europe's various police and military forces are not allowed to strike. In the USA, ATC unions are prohibited by law from striking. European ATC workers can still join unions, organise and advance their concerns through mediation or binding arbitration, which will not involve strikes or closing Europe's skies,

or

2 - Allowing other European ATCs to manage flights over French airspace during ATC strikes, which would minimise cancellations and disruptions for Europe's consumers in Spain, Italy, Germany and the UK, who need to cross over French and Spanish airspace.

When this EU wide petition obtains 1m signatures, Ryanair intends to present it in Brussels and urge the EU Commission and the EU Parliament to finally take action.

Ryanair's Kenny Jacobs said:

"It's unacceptable that Europe's consumers repeatedly have their holiday and travel plans disrupted or cancelled by the selfish actions of ATC unions every summer, who use strikes as a first weapon rather than a last resort. French ATC unions will again stage three further days of strikes this week, which will impact hundreds of thousands of European consumers. It is particularly reprehensible that these strikes are taking place at the height of the peak summer season, deliberately targeting holiday makers and families.

Today we have launched this
www.keepeuropeskiesopen.com
 website where consumers can support our online petition calling on the European Commission and European Parliament to either remove the ATC unions' right to strike, or allow other European ATCs to operate French or Spanish airspace during these repeated strikes.

It's time the Commission and Parliament took action to prevent Europe's families and ordinary air travellers having their hard earned holidays or travel plans regularly disrupted by these ATC unions closing the skies over Europe. If the EU won't listen to the airlines, perhaps they'll listen to Europe's citizens."

For further information
please contact:
    Robin Kiely                                           Joe Carmody
                    Ryanair Ltd                                           Edelman Ireland
                    Tel: +353-1-9451212                         Tel: +353-1-6798 333
                     press@ryanair.com                           ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 July 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary